                                  July 10, 2006

Mr. Brad Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ms. Christine Davis
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

     Re:      Zone 4 Play, Inc.
              ITEM 4.01 FORM 8-K, FILED JUNE 29, 2006, FILE NO. 000-51255

Dear Mr. Skinner and Ms. Davis:

     We are in receipt of your comment letter dated July 3, 2006, regarding the above referenced filing. We have revised Item 4.01 of the above referenced filing and filed it on Form 8-K/A. For your convenience, each of the original comments from your July 3, 2006 letter appears below, followed by our response.

     1. PLEASE REVISE TO STATE WHETHER KOST FORER, GABBAY & KASSIERER A
MEMBER OF ERNST & YOUNG GLOBAL ("E&Y") RESIGNED, DECLINED TO STAND FOR
RE-ELECTION OR WAS DISMISSED, AND THE SPECIFIC DATE, AS REQUIRED BY ITEM
304(A)(1)(I) OF REGULATION S-B. IT IS NOT SUFFICIENT TO STATE OF E&Y "CEASED
THE REGISTRANT'S INDEPENDENT AUDIT SERVICES".

     RESPONSE: We have revised Item 4.01 to state that Kost, Forer, Gabbay &
Kassierer a member of Ernst & Young Global ("E&Y") was dismissed as the
Registrant's independent auditor.

     2. PLEASE REVISE TO CLEARLY STATE WHETHER E&Y'S REPORT ON THE FINANCIAL
STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A
DISCLAIMER OF OPINION OR WAS QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT
SCOPE OR ACCOUNTING PRINCIPLES; AND A DESCRIPTION OF THE NATURE OF EACH SUCH
ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION OR QUALIFICATION. THIS
WOULD INCLUDE DISCLOSURE OF UNCERTAINTY REGARDING THE ABILITY TO CONTINUE AS A
GOING CONCERN IN THE ACCOUNTANT'S REPORT. SEE ITEM 304(A)(I)(II) OF REGULATION
S-B.

Mr. Brad Skinner
Ms. Christine Davis
July 10, 2006

     RESPONSE: We have revised Item 4.01 to state that the reports of E&Y on the financial statements for the fiscal years ended December 31, 2004 and
December 31, 2005 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

     3. PLEASE AMEND YOUR DISCLOSURE TO STATE WHETHER DURING YOUR TWO MOST
RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE E&Y
RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED THERE WERE ANY
DISAGREEMENTS WITH THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES
OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE,
WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE FORMER
ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE
DISAGREEMENT(S) IN CONNECTION WITH ITS REPORTS OR ANY REPORTABLE EVENTS AS
DEFINED IN ITEM 304(A)(1)(IV)(B) OF REGULATION S-B. IN THE EVENT OF
DISAGREEMENT(S) AND/OR REPORTABLE EVENT(S), PROVIDE THE SPECIFIC DISCLOSURES
REQUIRED BY ITEM 304(A)(1)(IV) OF REGULATION S-B.

     RESPONSE: We have revised Item 4.01 to state that during the fiscal years ended December 31, 2004 and December 31, 2005 and the subsequent interim period prior to E&Y`s dismissal, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to E&Y's satisfaction would have caused E&Y to make reference to the subject matter of the disagreements in connection with its reports or any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-B, promulgated under the
Securities Exchange Act of 1934, as amended.

     4. TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR
COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER
ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN
YOUR REVISED FORM 8-K.

     RESPONSE: We have obtained and filed an updated Exhibit 16 letter from E&Y.

COMPANY'S ACKNOWLEDGMENT:

     We acknowledge that:

     o    We are responsible for the adequacy and accuracy of the disclosure in the filing.

     o    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o    We may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brad Skinner
Ms. Christine Davis
July 10, 2006

     We appreciate your assistance in this matter. If you have any questions with respect to the foregoing, please contact Edwin L. Miller, Jr. or Howard E.
Berkenblit of Z.A.G/S&W LLP at (617) 338 2800 or the undersigned at (011)
972 3 647 1884.

                                                        Very truly yours,

                                                        /s/ Uri Levy

                                                        Uri Levy
                                                        Chief Financial Officer